UBS Global Asset Management 1285 Avenue of the Americas 12th Floor New York, NY 10019-6114 Tammie Lee Associate General Counsel Tel: 212/882-5572 Fax: 212/882-5370

                 October 27, 2014

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Alison White

Re:	The UBS Funds (the “Trust”)
File Nos. 033-47287; 811-06637

Dear Ms. White:

On behalf of the UBS Municipal Bond Fund (the “Fund”) of the above-referenced Trust, following are the responses to the comments conveyed with regard to the Post-Effective Amendment Nos. 113/114 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 14, 2014 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

1.	Comment. Update Series and Class identifiers when ticker symbols become available.

Response. The Series and Class identifiers have been updated.

2.	Comment. Please include the 1.00% contingent deferred sales charge (“CDSC”) for Class A shares in the fees and expenses table.

Response. The requested change has not been made, as the Fund believes that it could be misleading to shareholders to display both the front-end sales charge and CDSC for Class A shares in the fee table, since no shareholder would be charged both a maximum front end sales charge of 5.50% and a CDSC of 1.00%.  The Fund believes that the fee table appropriately reflects the maximum shareholder fees that could be experienced by a Class A shareholder and that addressing the 1.00% CDSC—which only applies to Class A shareholders that invest $1,000,000 or more (i.e., pay no front-end sales charge) and sell such shares within one year of the purchase date—in a footnote to the fee table and in the waiver of sales charge section of the prospectus is appropriate.

3.	Comment. Briefly define the term “derivative instruments” in the “Principal investments” section.

Response. The requested disclosure has been added.

4.
Comment.  Confirm that the disclosure related to derivatives included in the “Principal investments” section of the prospectus conforms with the standards set forth in the letter from the SEC staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”).

Response.  The Trust believes that the Fund’s derivatives disclosure meets the standards in the ICI Letter in that the disclosure identifies the specific types of derivatives that may be used and how such derivatives will be used in connection with the Fund’s principal investment strategies.

5.	Comment. Change the reference to “specific risks” in the “Main risks” section to “main risks” in order to be consistent with the title of the heading.

Response.  The Fund respectfully declines this comment.  Having the sections entitled “Main risks” and “Principal risks” is consistent across the UBS fund complex, including the other series of the Trust.

6.	Comment. Please provide an example of how changes of interest rates may affect portfolio securities.

Response. The Fund has included a more detailed explanation with respect to duration that explains the effect of interest rates on the Fund in the “More information about the fund” section.

7.	Comment. Consider including minimum investment information for all classes in the “Purchase & sale of Fund shares” section.

Response.  The Fund respectfully declines this comment.  The disclosure currently is accurate for all classes; the Class P shares differ with respect to type of permissible investor rather than initial investor amount.

8.	Comment. Include all risks that appear in the “Principal risks” section in the “Main risks” section, or, alternatively, rename the “Principal risks” section.

Response. The Fund has renamed the “Principal risks” section to “More about risks” and has made corresponding revisions to the lead-in sentence to conform to the new heading title.

9.	Comment. With respect to redemption in kind, add disclosure that the securities included in a redemption in kind may include illiquid securities that may not be immediately saleable.

Response. The requested disclosure has been added.

10.
Comment. Confirm that the Advisor has all the information necessary to calculate the supplemental investment advisory performance as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response. The Advisor has confirmed to the Trust that it has all the information necessary to calculate the supplemental investment advisory performance as required by Rule 204-2(a)(16) of the Advisers Act.

11.
Comment. Revise the sentence in the “Supplemental investment advisor performance information” section from “The Account Composite Performance may be calculated differently…” to “The Account Composite Performance is calculated differently…”

Response. The requested change has been made.

12.	Comment. Explain why the Fund includes two charts showing composite performance from November 1, 2003 to December 31, 2013.

Response. The first chart is included to prominently show the composite performance net of all fees. The last chart is included to show additional information other than what is required to be shown with respect to supplemental performance information.

13.
Comment. Explain why the Barclays Municipal Bond Index returns are not being shown with the inclusion of the reinvestment of dividends similar to how the performance is shown for the composite with reinvestment of dividends.

Response.  The Fund has removed the disclosure in the “Supplemental investment advisor performance information” section that dividends and interest from investments and cash balances are included in the composite information.

14.	Comment. Remove columns under the “Supplemental performance information for the advisor of UBS Municipal Bond Fund” section showing net returns after expenses and gross returns.

Response. The requested change has not been made.  The Trust believes that it is permitted to show such supplemental performance information based on previous no-action relief permitting investment advisers to include both net and gross composite performance data in advertisements, provided that the two types of data are presented with equal prominence in a format designed to facilitate comparison.1 This is an exception to the general rule established by an earlier line of no-action letters requiring that performance data used in advertisements be presented net of advisory fees to avoid misleading prospective investors. In order to rely on the exception, the advertisement cannot include an explicit or implicit reference to a particular fund.

The presentation of performance information is analyzed under the rules governing advertisements generally because it is not required by Form N-1A. The Fund believes that it satisfies the conditions of the SEC’s previous no-action relief and rules governing advertisements generally and therefore may present the supplemental performance information showing net returns after expenses and gross returns.

15.	Comment. Change the fundamental investment restriction relating to concentration from “invest more than 25%” to “invest 25% or more.”

_____________________________

1   See Association for Investment Management and Research, SEC No-Action Letter (Dec. 18, 1996).

Response. The requested change has not been made. The Fund notes that the current disclosure tracks the description regarding concentration in Item 9 of Form N-1A.

16.	Comment. Include a non-fundamental illiquid securities restriction in the “Investment restrictions” section.

Response. The requested change has not been made. The Fund notes that such restriction is already included under the heading “Rule 144A and illiquid securities.”

17.	Comment. Replace the general discussion of portfolio manager compensation with a description specific to the Fund’s portfolio manager.

Response. The requested change has been made.

18.	Comment. Revise the description of portfolio manager compensation related to equities to be plain English.

Response. The Fund has removed this section as not applicable to this portfolio manager.

19.	Comment. Revise the term “GIS” in the discussion of portfolio manager compensation to be plain English.

Response. The Fund has removed this term as not applicable to this portfolio manager.

20.	Comment. Update the consent of Ernst & Young LLP in the Part C.

Response. The requested change has been made.

21.	Comment. Under Item 30 (Indemnification) of the Part C, include the representations required under Rule 484.

Response. The requested change has been made.

In connection with the Trust’s responses to the SEC Staff’s additional comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Tammie Lee
Tammie Lee
Vice President and Assistant Secretary
The UBS Funds